TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

14 June 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


06014558

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Additional Listing'

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\S - SEC - Additional Listing - 14Jun06.doc

Severn Trent Plc – Block Listing Application

Application has today been made to the London Stock Exchange and the UK Listing Authority for a block listing of 1,371,000 ordinary shares of 65 $^{5/19}$ pence each to be admitted to the Official List. These shares will rank pari passu with the existing ordinary shares.

These ordinary shares are to be issued as a result of future exercises of options under the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme.

www.severntrent.com